UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest reported) <u>March 29, 2007</u>

Originally New York, Inc.
(purportedly United Ethanol Group, Inc.)

(Exact name of registrant as specified in its charter)

NEVADA	000-50013	91-2107890
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

216 N. Commercial Avenue, Eagle Grove, IA 50533

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (515) 603-6292

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2 below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02(d) Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

By letter dated March 29, 2007, John H. Rivera resigned as Chairman of the Board of Directors of Originally New York, Inc.   Mr. Rivera's letter advised that he has made a limited investigation and has determined and been otherwise advised that ONYI has not complied with applicable reporting obligations of the United States Securities and Exchange Commission in connection with numerous prior transactions and that there are material misstatements and omissions in such filings. As a consequence, ONYI's reporting obligations under applicable securities laws and the Sarbanes-Oxley Act's requirements have failed and may lead ONYI to potential liability to shareholders and regulators for such violations. Mr. Rivera advised that he will not and cannot participate in those violations.

By letter dated March 29, 2007, Kelmer R. Smith resigned as a member of the Board of Directors of Originally New York, Inc.   Mr. Smith's letter advised that he has made a limited investigation and has determined and been otherwise advised that ONYI has not complied with applicable reporting obligations of the United States Securities and Exchange Commission in connection with numerous prior transactions and that there are material misstatements and omissions in such filings. As a consequence, ONYI's reporting obligations under applicable securities laws and the Sarbanes-Oxley Act's requirements have failed and may lead ONYI to potential liability to shareholders and regulators for such violations. Mr. Smith advised that he will not and cannot participate in those violations.

Both Mr. Rivera and Mr. Smith have been provided with a copy of the disclosures contained in this Report on Form 8-K, have been given an opportunity to review and agree to such disclosures, and have advised the registrant that they agree with such disclosures.

ITEM 9.01 EXHIBITS AND FINANCIAL STATEMENTS

Exhibit 10.1   Resignation of John H. Rivera

Exhibit 10.2   Resignation of Kelmer R. Smith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2007

ORIGINALLY NEW YORK, INC.

By: ———————————————   Date: March 29, 2007
    Taylor Moffitt
    CEO/ /Director

By: ———————————————   Date: March 29, 2007
    Chris McGovern
    President/Treasurer

By: /s/ John H. Rivera   Date: March 29, 2007
    John H. Rivera
    Resigning Director

    /s/ Kelmer R. Smith
By: ———————————————   Date: March 29, 2007
    Kelmer R. Smith
    Resigning Director

March 29, 2007

Taylor Moffitt
Chris McGovern
Originally New York, Inc.
(in process of changing name to United Ethanol Group, Inc.)
216 N Commercial Ave
Eagle Grove, Iowa 50533

Re: Originally New York, Inc.

Gentlemen:

The undersigned hereby immediately resigns as Chairman of the Board of Directors of Originally New York, Inc.

In particular, and without limitation to other matters, I have made a limited investigation and have determined and been otherwise advised that ONYI has not complied with applicable reporting obligations of the United States Securities and Exchange Commission in connection with numerous prior transactions and that there are material misstatements and omissions in such filings. As a consequence, ONYI's reporting obligations under applicable securities laws and the Sarbanes-Oxley Act's requirements have failed and may lead ONYI to potential liability to shareholders and regulators for such violations. I will not and cannot participate in those violations.

Please note that this resignation contains a disagreement with management of ONYI which will require disclosure in an immediate filing on Form 8-K under Item 5.02. My last act as a director of ONYI is to authorize the filing of such a Form 8-K.

Very truly yours,

John H. Rivera

March 29, 2007

Taylor Moffitt
Chris McGovern
Originally New York, Inc.
(in process of changing name to United Ethanol Group, Inc.)
216 N Commercial Ave
Eagle Grove, Iowa 50533

Re: Originally New York, Inc.

Gentlemen:

The undersigned hereby immediately resigns as a member of the Board of Directors of Originally New York, Inc.

In particular, and without limitation to other matters, I have made a limited investigation and have determined and been otherwise advised that ONYI has not complied with applicable reporting obligations of the United States Securities and Exchange Commission in connection with numerous prior transactions and that there are material misstatements and omissions in such filings. As a consequence, ONYI's reporting obligations under applicable securities laws and the Sarbanes-Oxley Act's requirements have failed and may lead ONYI to potential liability to shareholders and regulators for such violations. I will not and cannot participate in those violations.

Please note that this resignation contains a disagreement with management of ONYI which will require disclosure in an immediate filing on Form 8-K under Item 5.02. My last act as a director of ONYI is to authorize the filing of such a Form 8-K.

Very truly yours,

Kelmer R. Smith